El Paso Pipeline Partners, L.P.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

February 18, 2010

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.A.
Washington, D.C. 20549

RE:       Request for Withdrawal of Registration Statement on Form S-3
(SEC File No. 333-156977) filed January 27, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), El Paso Pipeline Partners, L.P., a Delaware limited partnership (the “Partnership”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-3 (SEC File No. 333-156977) filed by the Partnership on January 27, 2009 (together with all exhibits thereto, the “Registration Statement”) effective as of the date hereof.

The Registration Statement was originally filed in order to effect the registration of 291,000 common units representing limited partner interests in the Partnership (the “Common Units”) held by the selling unitholder named therein (the “Selling Unitholder”).  The Partnership is seeking withdrawal of the Registration Statement because the Selling Unitholder who originally held the Common Units registered by the Registration Statement is eligible to sell the Common Units under Rule 144 promulgated under the Act.

The Partnership confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  Furthermore, there was no circulation of the preliminary prospectuses in connection with the proposed transaction.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (713) 420-4099 and via mail at 1001 Louisiana Street, Houston, Texas 77002, with a copy to G. Michael O’Leary of Andrews Kurth LLP, via facsimile at (713) 238-7130.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact G. Michael O’Leary at (713) 220-4307.

Sincerely,

EL PASO PIPELINE PARTNERS, L.P.

By:	El Paso Pipeline GP Company, L.L.C., its general partner

By:	/s/ Marguerite Woung-Chapman
Marguerite Woung-Chapman
Vice President and Corporate Secretary
El Paso Pipeline Partners, L.P.
1001 Louisiana Street   Houston, Texas  77002
P.O. Box 2511   Houston, Texas  77252.2511
Tel 713.420.2131